

Mail Stop 3030

August 31, 2016

Via E-Mail
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re:** **Cemtrex, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended September 30, 2015**
> **DEF 14A filed February 8, 2016**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2016 and June 30, 2016**
> **Form 8-K/A filed August 17, 2016**
> **Response dated August 22, 2016**
> **File No. 001-37464**

Dear Mr. Govil:

We have reviewed your August 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2016 letter.

Form 10-K for the Fiscal Year Ended September 30, 2015

Market for Registrant's Common Equity, page 13

1.   Please tell us how the "subsequent Notice" referenced in your response to prior comment 4 complied with the requirements of Rules 14c-2 and 14c-5 of Regulation 14C. It appears from your public filings that you never filed a proxy or information statement related to the "Shareholder resolution."

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2015</u>

2.   We reference your response to comments 6 through 9 in our letter dated July 19, 2016 which indicates that you will include the requested disclosures in future filings. Please tell us why you did not provide the additional disclosures in the amendment to the Form 10-K filed on August 25, 2016.

3.   Please refer to your response to prior comment 25 in our letter to you dated May 9, 2016. In that response, you represented that you would include all "pertinent exhibits" in an amended Form 10-K. However, the amended Form 10-K you filed on August 25, 2016, appears to be missing the affiliated and bank loan documents mentioned on page 17. Likewise, the Form 10-Q filed August 15, 2016 does not include these documents as exhibits.   Further, it appears that you have not yet filed as exhibits the agreements regarding your acquisitions completed during the current fiscal year. Please file as exhibits these agreements and the documents related to the affiliated and bank loans.

<u>Form 8-K/A dated June 7, 2016 (filed August 17, 2016)</u>

<u>Exhibit 99.1 Audited Financial Statements listed in Item 9.01(a).</u>

4.   Please tell us why you do not include unaudited financial statements of Periscope for most recently completed interim period as required by Rule 8-04 of Regulation S-X.

<u>Income Statement, page 3</u>

5.   We reference the items described as "extraordinary" in the income statement on page 3. Please explain to us how these items meet the criteria in ASC 225-20-45 to be classified as "extraordinary."

<u>Note 4. Extraordinary Result, page 8</u>

6.   The nature and accounting treatment for the items identified as "extraordinary" in Note 4 is unclear. Please provide us with a detailed response that addresses each bulleted item included in extraordinary result on page 8. Please discuss the nature of each adjustment, the basis for the accounting treatment and the specific U.S. GAAP literature that you relied on for the accounting.

<u>Note 5. Other Information, page 8</u>

7.   Please clarify if Periscope was in liquidation at the date of the financial statements. We note the disclosure in Note 5 that on 24 May 2016 insolvency proceedings were opened by its own administration and that the application was presented on 26 November, 2015. If the company was in liquidation, please tell us how the financial statements comply with ASC 205-30.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Information

8.   We note that you provide pro forma statements of operations for the twelve months ended September 30, 2014 and September 30, 2015. Please note that a pro forma income statement should not be presented for more than one complete fiscal year. Refer to Rule 8-05(b) of Regulation S-X and revise as appropriate.

9.   Please tell us why you do not include pro forma financial information for the most recent interim period as required by Article 11-02(c) of Regulation S-X.

10.   We see that you allocated significant purchase price to inventory and property and equipment. We also reference the disclosure that Periscope had previously impaired assets due to going concern issues. Please clarify the underlying reasons for the significant increase in fair value of inventory and property and equipment, particularly in light of the recent impairment recorded by Periscope.

11.   As a related matter, please explain to us how you analyzed if you acquired any intangible assets under ASC 805-20-25-10 and 805-20-55.

12.   Please tell us why you did not include a pro forma adjustment to the statement of operations to reflect the estimated increase to depreciation and amortization expense related to the acquired property and equipment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Condensed Consolidated Financial Statements

Note 11. Business Combination, Periscope, GmbH, page 11

13.   Please tell us why you do not include pro forma financial information reflecting the acquisition of Periscope, as required by ASC 805-10-50-2(h).

Management's Discussion and Analysis, page 15

Gross Profit, page 17

14.   In future filings, when you attribute a change in gross profit percentage to a change in product mix, please describe how that mix changed, thus affecting your gross profit percentage.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP